TEVA STRENGTHENS RESPIRATORY FRANCHISE WITH
ACQUISITION OF MICRODOSE THERAPEUTX

Jerusalem, June 17, 2013 – Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) today announced that it has entered into a definitive agreement to acquire MicroDose Therapeutx, a privately-held pharmaceutical and drug delivery company focused on inhalation technologies and products for lung diseases and infections with the potential to dramatically improve efficacy and patient compliance.

With the addition of MicroDose’s technologies and products, Teva is taking a significant step toward expanding its respiratory pipeline. Teva will now have access to MicroDose’s proprietary technology including its multi-dose dry powder nebulizer device, which requires no preparation and can be administered in under 30 seconds. MicroDose’s current pipeline is anchored by MDT-637 for respiratory syncytial virus (RSV) — an inhaled, low dose, small molecule, fusion inhibitor which prevents viral replication, delivered via MicroDose’s technology.

“I am thrilled that Teva can now count the exciting MicroDose products and technologies amongst our growing respiratory portfolio. The MicroDose platform is both simple and attractive, and their addition will help us to address the unmet needs of the youngest and oldest patients, who have a requirement for a better way of taking the medicines they rely upon,” stated Michael Hayden, President, Teva Global R&D, and Chief Scientific Officer.

Under the terms of the deal, Teva will acquire all of MicroDose’s outstanding shares for a payment at closing of $40 million, additional payments of up to $125 million upon achievement of regulatory and development milestones, plus sales-based milestones and tiered royalty payments upon commercialization of MDT-637 and an earlier stage Asthma/COPD medicine.

Anand V. Gumaste, President, CEO and Chairman of MicroDose, stated, “We believe this agreement provides a unique opportunity to advance MicroDose’s platform technology and development programs for the greatest benefit of patients. Teva has a strong and growing franchise in respiratory diseases, with extensive experience in both delivery mechanisms and novel therapeutic modalities. Teva also has a worldwide market presence and leading global supply chain.”

Stifel acted as exclusive financial advisor to MicroDose Therapeutx in this transaction.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $20.3 billion in net revenues in 2012.

About MicroDose
MicroDose Therapeutx is a private pharmaceutical company founded in 1998 and focused on developing proprietary pulmonary and oral products that address large unmet market opportunities, and on dry powder inhalation and combination oral dosage delivery platforms. The company has developed its products and technologies independently, as well as in partnership with leading pharmaceutical companies. MicroDose’s current pipeline targets respiratory diseases such as asthma and COPD, respiratory viruses and infections – including RSV – as well as IBS-C and constipation.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, competition for our innovative products, especially Copaxone® (including competition from innovative orally-administered alternatives, as well as from potential purported generic equivalents), competition for our generic products (including from other pharmaceutical companies and as a result of increased governmental pricing pressures), competition for our specialty pharmaceutical businesses, our ability to achieve expected results through our innovative R&D efforts, the effectiveness of our patents and other protections for innovative products, decreasing opportunities to obtain U.S. market exclusivity for significant new generic products, our ability to identify, consummate and successfully integrate acquisitions, the effects of increased leverage as a result of recent acquisitions, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our potential exposure to product liability claims to the extent not covered by insurance, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, any failures to comply with complex Medicare and Medicaid reporting and payment obligations, governmental investigations into sales and marketing practices (particularly for our specialty pharmaceutical products), uncertainties surrounding the legislative and regulatory pathways for the registration and approval of biotechnology-based products, adverse effects of political or economical instability, corruption, major hostilities or acts of terrorism on our significant worldwide operations, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, any failure to retain key personnel or to attract additional executive and managerial talent, the impact of continuing consolidation of our distributors and customers, variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities, the termination or expiration of governmental programs or tax benefits, environmental risks and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2012 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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